                                                   -----------------------------
                                                   OMB APPROVAL
                                                   OMB Number:        3235-0145
                                                   Expires:    October 31, 2002
                                                   Estimated average burden
                                                   hours per form ....... 14.90
                                                   -----------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                    Crescent Real Estate Equities Company
________________________________________________________________________________
                               (Name of Issuer)

                           Common Stock, $.01 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                    225756105
        _______________________________________________________________
                                 (CUSIP Number)

                               SPO Partners & Co.
                              William E. Oberndorf
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                            June 4 and June 5, 2002
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 225756105                                                 Page 2 of 31
--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      SPO Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: WC
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7    2,205,400 (1)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9    2,205,400 (1)
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11    2,205,400 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.1%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: PN
14
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                 SCHEDULE 13D

CUSIP NO. 225756105                                                Page 3 of 31
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      SPO Advisory Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: Not Applicable
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f):
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7    2,205,400 (1)(2)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9    2,205,400 (1)(2)
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11    2,205,400 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.1%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: PN
14
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2) Power is exercised through its corporate general partner, SPO Advisory Corp.

                                 SCHEDULE 13D

CUSIP NO. 225756105                                                 Page 4 of 31
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      San Francisco Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: WC
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION: California
 6
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    538,900 (1)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    538,900 (1)
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    538,900 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.5%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: PN
14
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

                                 SCHEDULE 13D
CUSIP NO. 225756105                                               Page 5 of 31

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      SF Advisory Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: Not Applicable
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            538,900 (1)(2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             538,900 (1)(2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      538,900 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------
(1) Solely in its capacity as the sole general partner of San Francisco
    Partners II, L.P.
(2) Power is exercised through its corporate general partner, SPO Advisory Corp.

                                 SCHEDULE 13D
CUSIP NO. 225756105                                               Page 6 of 31

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      SPO Advisory Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: Not Applicable
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f):                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8
     OWNED BY             2,744,300 (1)(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10
                          2,744,300 (1)(2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
      2,744,300 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      2.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      CO
------------------------------------------------------------------------------
(1) Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 2,205,400 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 538,900 of such shares.
(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

                                 SCHEDULE 13D
CUSIP NO. 225756105                                               Page 7 of 31
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      Netcong Newton Partners
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: WC
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f):
 5                                                                        [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    350,000 (1)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    350,000 (1)
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER: -0-
       WITH          10
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11    350,000 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: PN
14
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, John H. Scully.

                                 SCHEDULE 13D
CUSIP NO. 225756105                                               Page 8 of 31
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      Cranberry Lake Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: WC
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f):
 5                                                                         [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    175,000 (1)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    175,000 (1)
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER: -0-
       WITH          10
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11    175,000 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: PN
14
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, John H. Scully and Irene S. Scully as Trustees for the John and Irene Scully Trust, dated May 30, 1994.

                                 SCHEDULE 13D
CUSIP NO. 225756105                                               Page 9 of 31
------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      D.L. & W., Inc. Profit Sharing Retirement Plan
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds: WC

------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      California
------------------------------------------------------------------------------

                     7.   Sole Voting Power: 200,300 (1)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8.   Shared Voting Power:
   BENEFICIALLY           -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   Sole Dispositive Power:
                          200,300 (1)
    REPORTING
      PERSON       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       WITH               -0-
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      200,300 (1)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.2%

------------------------------------------------------------------------------
14.   Type of Reporting Person: CO

------------------------------------------------------------------------------

(1)   Power is exercised through its sole trustee, John H. Scully.

                                SCHEDULE 13D

CUSIP NO. 225756105                                                Page 10 of 31
--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      Phoebe Snow Foundation, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: WC
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    California
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7    579,900 (1)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9    579,900 (1)
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11    579,900 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.6%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: CO
14
------------------------------------------------------------------------------

(1) Power is exercised through its controlling person and sole director and executive officer, John H. Scully.

                                SCHEDULE 13D

CUSIP NO. 225756105                                                Page 11 of 31
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON:

      John H. Scully
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: PF and Not Applicable
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6    USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7    101,000 (1)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8    4,049,500 (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9    101,000 (1)
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10   4,049,500 (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11    4,150,500 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: IN
14
------------------------------------------------------------------------------

(1) 1,000 Shares held in John H. Scully Individual Retirement Account, a self-directed individual retirement account and 100,000 shares held in the John and Irene Scully Living Trust.

(2) Of these, 2,744,300 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp., 350,000 shares are beneficially owned solely in his capacity as sole general partner of Netcong Newton Partners, 175,000 shares are beneficially owned solely in his capacity as trustee for the general partner of Cranberry Lake Partners, L.P., 200,300 shares are beneficially owned solely in his capacity as controlling person of D. L. & W., Inc. Profit Sharing Retirement Plan, 579,900 shares are beneficially owned solely in his capacity as controlling person of Phoebe Snow Foundation, Inc.

                                 SCHEDULE 13D

CUSIP NO. 225756105                                                Page 12 of 31
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON:

      Oberndorf Foundation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: WC
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6    California
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7    60,000 (1)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9    60,000 (1)
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11    60,000 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): (Less Than) 0.1%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: CO
14
------------------------------------------------------------------------------

(1) Power is exercised through its two directors: William E. Oberndorf and Susan
    C. Oberndorf.

                                 SCHEDULE 13D

CUSIP NO. 225756105                                                Page 13 of 31
--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      William E. Oberndorf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: PF and Not Applicable
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7    711,880 (1)
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8    3,007,100 (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9    711,880 (1)
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10   3,007,100 (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11    3,718,980 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: IN
14
------------------------------------------------------------------------------

(1) 692,880 Shares held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, and 19,000 shares are owned by his children who share his household.
(2) Of these, 2,744,300 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp., 60,000 shares are beneficially owned solely in his capacity as a controlling person of Oberndorf Foundation, a family foundation, 130,800 shares are beneficially owned solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership and an aggregate of 72,000 shares are held in two trusts for the benefit of himself and his wife, Susan C. Oberndorf, for which he serves as trustee.

                                 SCHEDULE 13D

CUSIP NO. 225756105                                                Page 14 of 31
--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      William J. Patterson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: PF and Not Applicable
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7    2,300
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8    2,744,300 (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9    2,300
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10   2,744,300 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11    2,746,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.6%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: IN
14
------------------------------------------------------------------------------
(1) Of these, 2,744,300 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                 SCHEDULE 13D

CUSIP NO. 225756105                                                Page 15 of 31
--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      Michael B. Yuen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: PF
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    USA
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
                          2,540
     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY           -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:
                          2,540
    REPORTING
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH               -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11    2,540
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): (LESS THAN) 0.1%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: IN
14
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 225756105                                                Page 16 of 31
--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON:

      Jane Y. Liou
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS: WC
 4
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7    750
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8    -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9    750
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11    750
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): (Less Than) 0.1%
13
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: IN
14
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 225756105                                               Page 17 of 31
--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSON:

      Edward H. McDermott
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: PF

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
                          400
     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY           -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:
                          400
    REPORTING
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH               -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      400
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): (LESS THAN) 0.1%

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON: IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 225756105                                               Page 18 of 31
--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSON:

      David M. Kashen
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: PF

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f): [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
                          300
     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER:
   BENEFICIALLY           -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER:
                          300
    REPORTING
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER:
       WITH               -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      300
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): (LESS THAN) 0.1%

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON: IN

------------------------------------------------------------------------------

         This Amendment No. 3 amends the Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on November 17, 2000. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 26, 2001 and as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on December 13, 2001.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the shares of common stock, par value $.01 per share (the "Shares") of Crescent Real Estate Equities Company, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 777 Main Street, Suite 2100, Fort Worth, Texas 76102.

Item 2.  Identity and Background.
         -----------------------

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), Netcong Newton Partners, a California limited partnership ("NNP"), Cranberry Lake Partners, L.P., a California limited partnership ("CLP"), D. L. & W., Inc. Profit Sharing Retirement Plan, a California corporation ("DLW"), Phoebe Snow Foundation, Inc., a California corporation ("PS Foundation"), John
H. Scully ("JHS"), Oberndorf Foundation, a California corporation ("O Foundation"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), Michael B Yuen ("MBY"), Jane Y. Liou ("JYL"), Edward H. McDermott ("EHM") and David M. Kashen ("DMK"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., NNP, CLP, DLW, PS Foundation, JHS, O Foundation, WEO, WJP, MBY, JYL, EHM, and DMK are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. For the purposes of this and future filings, SF Advisory Corp. II shall no longer be a Reporting Person.

         (b)-(c)

         SPO

         SPO, formerly known as Main Street Partners, L.P., is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

         SPO Advisory Partners

         SPO Advisory Partners, formerly known as MS Advisory Partners, is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SPO Advisory Partners, is set forth below.

         SFP

         SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

         SF Advisory Partners

         SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SF Advisory Partners, is set forth below.

         SPO Advisory Corp.
         -----------------

         SPO Advisory Corp., formerly known as SF Advisory Corp., is a Delaware corporation, the principal business of which is serving as the general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

         NNP

         NNP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of NNP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, the sole general partner of NNP, is set forth below.

         CLP

         CLP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CLP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, trustee for the sole general partner of CLP, is set forth below.

         DLW

         DLW is a California corporation, the principal purpose of which is to be a profit-sharing plan. The principal business address of DLW, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, controlling person of DLW, is set forth below.

         PS Foundation

         PS Foundation is a California corporation, whose principal purpose is to be a private, grant-making charitable entity. The principal business address of PS Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to JHS, sole director and controlling person of PS Foundation, is set forth below.

     JHS

     JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal address of SPO Partners & Co., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the corporate general partner of each of SPO Advisory Partners and SF Advisory Partners. JHS is also the sole director and controlling person of PS Foundation, the controlling person of DLW, the sole general partner of NNP, and trustee for the sole general partner of CLP.

     O Foundation

     O Foundation is a non-profit California corporation, the principal purpose of which is to give charitable distributions. The principal business address of O Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, controlling person of O Foundation, is set forth below.

     WEO

     WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners. WEO is also the controlling person of O Foundation.

     WJP

     WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WJP is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

     MBY

     MBY's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

     JYL

     JYL's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Her present principal occupation is as an associate for SPO Partners & Co.

     EHM

     EHM's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO Partners & Co.

     DMK

     DMK's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as an associate for SPO Partners & Co.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

         Name                       Source of Funds            Amount of Funds
         ----                       ---------------            ---------------
    SPO                             Working Capital (1)        $ 70,949,613.73

    SPO Advisory Partners           Not Applicable             Not Applicable

    SFP                             Working Capital (1)        $ 17,393,455.90

    SPO Advisory Partners           Not Applicable             Not Applicable

    SPO Advisory Corp.              Not Applicable             Not Applicable

    NNP                             Working Capital (1)        $  7,264,770.00

    CLP                             Working Capital (1)        $  3,517,445.00

    DLW                             Working Capital (1)        $  4,125,755.86

    PS Foundation                   Working Capital (1)        $ 12,146,581.27

    JHS                             Personal Funds (2)         $  2,184,697.70

    O Foundation                    Working Capital (1)        $  1,292,412.00

    WEO                             Personal Funds (2)         $ 20,364,434.25

    WJP                             Personal Funds (2)         $     49,509.56

    MBY                             Personal Funds (2)         $     47,986.99

    JYL                             Personal Funds (2)         $     16,170.00

    EHM                             Personal Funds (2)         $      9,039.90

    DMK                             Personal Funds (2)         $      5,147.95

    -----------

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

     (2) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

Item 4. Purpose of Transaction
        ----------------------

     The Reporting Persons acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

     Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 105,217.192 total outstanding shares of common stock, as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on May 10, 2002.

     SPO

     The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,205,400 Shares, which constitutes approximately 2.1% of the outstanding Shares.

     SPO Advisory Partners

     Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,205,400 Shares, which constitutes approximately 2.1% of the outstanding Shares.

     SFP

     The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 538,900 Shares, which constitutes approximately 0.5% of the outstanding Shares.

     SF Advisory Partners

     Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 538,900 Shares, which constitutes approximately 0.5% of the outstanding Shares.

     SPO Advisory Corp.

     Because of its positions as the general partner of each of SPO Advisory Partners, and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,744,300 Shares in the aggregate, which constitutes approximately 2.6% of the outstanding Shares.

     NNP

     The aggregate number of Shares that NNP owns beneficially, pursuant to Rule 13d-3 of the Act, is 350,000 Shares, which constitutes approximately 0.3% of the outstanding Shares.

     CLP

     The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 175,000 Shares, which constitutes approximately 0.2% of the outstanding Shares.

     DLW

     The aggregate number of Shares that DLW owns beneficially, pursuant to Rule 13d-3 of the Act, is 200,300 Shares, which constitutes approximately 0.2% of the outstanding Shares.

     PS Foundation

     The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 579,900 Shares, which constitutes approximately 0.6% of the outstanding Shares.

     JHS

     Individually, and because of his positions as a control person of SPO Advisory Corp., NNP, CLP, DLW, and PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,150,500 Shares, which constitutes approximately 3.9% of the outstanding Shares.

     O Foundation

     The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 60,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

     WEO

     Individually, and because of his positions as a control person of SPO Advisory Corp., O Foundation and Oberndorf Family Partners, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,718,980 Shares in the aggregate, which constitutes approximately 3.5% of the outstanding Shares.

     WJP

     Individually, and because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,746,600 Shares in the aggregate, which constitutes approximately 2.6% of the outstanding Shares.

     MBY

     The aggregate number of Shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,540 Shares, which constitutes less than 0.1% of the outstanding Shares.

     JYL

     The aggregate number of shares that JYL owns beneficially, pursuant to Rule 13d-3 of the Act, is 750 Shares, which constitutes less than 0.1% of the outstanding Shares.

         EHM

         The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 400 Shares, which constitutes less than 0.1% of the outstanding Shares.

         DKM

         The aggregate number of shares that DKM owns beneficially, pursuant to Rule 13d-3 of the Act, is 300 Shares, which constitutes less than 0.1% of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b)

         SPO

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,205,400 Shares.

         SPO Advisory Partners

         Acting through its two general partners and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,205,400 Shares.

         SFP

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 538,900 Shares.

         SF Advisory Partners

         Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 538,900 Shares.

         SPO Advisory Corp.

         Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,744,300 Shares in the aggregate.

         NNP

         Acting through its sole general partner, NNP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 350,000 Shares.

         CLP

         Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 175,000 Shares.

         DLW

         Acting through its controlling person, DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,300 Shares.

         PS Foundation

         Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 579,900 Shares.

         JHS

         As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,744,300 Shares held by SPO and SFP in the aggregate. Because of his positions as a control person of NNP, CLP, DLW, and PS Foundation, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,305,200 shares held by NNP, CLP, DLW, and PS Foundation in the aggregate. JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 101,000 Shares.

         O Foundation

         Acting through its controlling person, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 60,000 Shares.

         WEO

         WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 711,880 Shares. As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,744,300 Shares held by SPO and SFP in the aggregate. As the controlling person of O Foundation, WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 60,000 Shares. As the sole general partner of Oberndorf Family Partners, a family partnership, WEO may be deemed to have shared power to vote or direct the vote and to dispose of or to direct the disposition of 130,800 Shares. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 72,000 Shares held in two trusts for himself and his wife Susan C. Oberndorf.

         WJP

         As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 2,744,300 Shares held by SPO and SFP in the aggregate. WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,300 Shares.

         MBY

         MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,540 Shares.

         JYL

         JYL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 750 Shares.

         EHM

         EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400 Shares.

         DKM

         DKM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 300 Shares.

         (c) During the past sixty (60) days, none of the Reporting Persons purchased or sold Shares, except the following sales which were effected in open market transactions:


         Reporting Person     Date         Shares Sold     Average Price     Exchange
         ----------------     ----         -----------     -------------     --------
         SPO                  06/04/02       800,000         $19.0132        3rd Exchange
         SFP                  06/04/02       200,000         $19.0132        3rd Exchange
         SPO                  06/04/02        17,300         $19.0132        NYSE
         SFP                  06/04/02         4,300         $19.0132        NYSE
         SPO                  06/05/02        83,800         $19.4110        NYSE
         SFP                  06/05/02        21,000         $19.4110        NYSE
         SPO                  06/05/02        27,000         $19.2000        3rd Exchange
         SFP                  06/05/02         6,700         $19.2000        3rd Exchange
         SPO                  06/05/02       209,200         $19.1000        3rd Exchange
         SFP                  06/05/02        52,300         $19.1000        3rd Exchange

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) As of June 5, 2002, the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)

         Exhibit B - Power of Attorney for David M. Kashen

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   June 5, 2002



                 /s/ Phillip Gordon
                 --------------------------------
                 Phillip Gordon

                 Attorney-in-Fact for:

                 SPO PARTNERS II, L.P. (2)
                 SPO ADVISORY PARTNERS, L.P. (2)
                 SAN FRANCISCO PARTNERS II, L.P. (2)
                 SF ADVISORY PARTNERS, L.P. (2)
                 SPO ADVISORY CORP. (2)
                 NETCONG NEWTON PARTNERS (2)
                 CRANBERRY LAKE PARTNERS, L.P (2)
                 D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN (2) PHOEBE SNOW FOUNDATION, INC. (2)
                 JOHN H. SCULLY (2)
                 OBERNDORF FOUNDATION (2)
                 WILLIAM E. OBERNDORF (2)
                 WILLIAM J. PATTERSON (2)
                 MICHAEL B. YUEN (2)
                 JANE Y. LIOU (2)
                 EDWARD H. MCDERMOTT (2)
                 DAVID M. KASHEN (1)

                 (1)      A Power of Attorney authorizing
                          Philip Gordon or act on behalf of
                          this person or entity is attached as
                          an exhibit to this filing.

                 (2)      A Power of Attorney authorizing
                          Phillip Gordon to act on behalf of
                          this person or entity has been
                          previously filed with the Securities
                          and Exchange Commission.

                                  EXHIBIT INDEX

Exhibit                    Document Description                         Page No.
-------                    --------------------                         --------

      A                    Agreement Pursuant to Rule 13d-1(f)(1)(iii)        1



      B                    Power of Attorney for David M. Kashen              2

                                                                       Exhibit A

         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

         DATED:  June 5, 2002

                             /s/ Phillip Gordon
                             ------------------
                             Phillip Gordon

                             Attorney-in-Fact for:

                             SPO PARTNERS II, L.P. (2)
                             SPO ADVISORY PARTNERS, L.P. (2)
                             SAN FRANCISCO PARTNERS II, L.P. (2)
                             SF ADVISORY PARTNERS, L.P. (2)
                             SPO ADVISORY CORP. (2)
                             NETCONG NEWTON PARTNERS (2)
                             CRANBERRY LAKE PARTNERS, L.P (2)
                             D. L. & W., INC. PROFIT SHARING RETIREMENT PLAN (2) PHOEBE SNOW FOUNDATION, INC. (2)
                             JOHN H. SCULLY (2)
                             OBERNDORF FOUNDATION (2)
                             WILLIAM E. OBERNDORF (2)
                             WILLIAM J. PATTERSON (2)
                             MICHAEL B. YUEN (2)
                             JANE Y. LIOU (2)
                             EDWARD H. MCDERMOTT (2)
                             DAVID M. KASHEN (1)

                             (1) A Power of Attorney authorizing Philip Gordon or act on behalf of this person or entity is attached as an exhibit to this filing.

                             (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.


                                Exhibits: Page 1

                                    EXHIBIT B

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, David M. Kashen, has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon the true and lawful attorney-in-fact and agent for David M. Kashen, and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this 5th day of June, 2002 by David M. Kashen.


                                       /s/ David M. Kashen
                                       -----------------------------------
                                       DAVID M. KASHEN


STATE OF California)
COUNTY OF Marin    )

/s/ Kim M. S. Silva
------------------------------------
Notary Public

                                Exhibits: Page 2